SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 19, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated November 17, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: November 19, 2007

BIOTECH HOLDINGS ANNUAL MEETING REPORT

Vancouver, B.C., November 17, 2007 - Biotech Holdings (the "Company", OTC BB: BIOHF; Frankfurt: 925970.F) announces developments related to its Annual General Meeting on September 28, 2007.

The formal business of the meeting included acceptance of the March 31, 2007 financial statements, with Cinnamon, Jang, Willoughby and Company, Chartered Accounts, being elected to act as auditors for the Company for the coming year, and election of directors.

All six directors were re-elected at the annual meeting. These were Robert Rieveley, Cheryl Rieveley, Gale Belding, Johan de Rooy, Art Cowie and Ross Wilmot. The independent (outside) directors were Art Cowie, Johan de Rooy and Ross Wilmot.

On October 9, 2007, the directors had appointed members to an Audit Committee consisting of Ross Wilmot, Art Cowie, Robert Rieveley and Johan de Rooy (Chair of Audit Committee) as well as a Compensation Committee consisting of Art Cowie, Johan de Rooy and Ross Wilmot.

The following officers were appointed: Robert Rieveley as Chief Executive Officer of the Company, Gale Belding as Corporate Secretary and Lorne Brown, CA as Chief Financial Officer.

Subsequently, on October 15, 2007, Mr. Wilmot resigned from the board for personal reasons.

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111, 8 a.m. to 4 p.m. Pacific time or by email at info@biotechltd.com. For corporate background information, visit Biotech`s site www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings.

Robert B. Rieveley, President

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management`s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.